Exhibit 99.4

Response to Office of Fair Trading (‘OFT’) Announcement

Imperial Tobacco Group PLC notes today’s announcement by the OFT that it has reached early resolution agreements with certain parties in its investigation into the retail pricing of cigarettes and other tobacco products.

Imperial Tobacco is not one of these parties and has not admitted any infringement of competition law. Imperial Tobacco takes compliance with competition law very seriously and rejects any suggestion that it has acted in any way contrary to the interests of consumers. Imperial Tobacco has co-operated fully with the OFT throughout and continues to do so.

The OFT’s Statement of Objections (SO) was issued on 25 April 2008. At that time the OFT said that it “… will decide if the law has been breached after it has reviewed any responses to the statement of objections.” The OFT has reiterated this point today.

Imperial Tobacco is in the process of finalising its response to the SO, which will be provided to the OFT in accordance with its current deadline of 23 July 2008.

For further enquiries contact:

Alex Parsons, Head of Corporate Communications

+44 (0)117 933 7241

Simon Evans, Group Press Officer

+44 (0)117 933 7375

John Nelson-Smith, Investor Relations Manager

+44 (0)117 933 7032